Hostess Brands, Inc. Incentive Compensation Plan for Exempt Employees

Introduction
The Hostess Brands, Inc. (the “Company”) Incentive Compensation Plan for Exempt Employees (the
“Plan”) provides the opportunity for compensation in addition to base salary to designated employees. The Plan is designed to motivate eligible employees to grow the business through increased sales, profitability and valuable contribution within their area of expertise. While employees play many different roles within the Company, the Company will only be successful if all employees are focused on achieving common goals, strive individually for functional excellence in their assigned roles and contribute to organizational excellence as a team. Eligible employees may receive incentive compensation under the Plan (“Incentive Comp”) if the Company achieves certain designated results (the “Metric(s)”). EBITDA and Net Revenue Metric(s) will be approved by the Talent and Compensation Committee (the “Committee”).

Administration
•The Plan will be administered by the Committee, which will have the full power and authority to interpret and administer the Plan. All decisions and determinations of the Committee shall be final, conclusive and binding. The Committee may delegate such duties or responsibilities to an officer of the Company as it deems desirable.
•The Plan year begins on January 1st and ends on December 31st. The calculation of any Incentive Comp payments will be based on an eligible employee’s Incentive Comp level and base salary at the end of the Plan Year. Eligible employees, as defined below, are assigned an Incentive Comp level (percentage of base salary) based on their position or specified in their offer letter. For example, if an eligible employee’s base salary is $100,000 and that employee has a 20% Incentive Comp level, the Incentive Comp opportunity would be $100,000 x 20% or $20,000.

•Plan Metrics will measure achievement of (i) EBITDA, (ii) Net Revenue, and (iii) Strategic Goals weighted as follows:

◦40% - EBITDA
◦40% - Net Revenue
◦20% - Strategic Goals (functional or individual goals as applicable)

•Attainment of not less than 93% of the Company’s Annual Operating Plan (“AOP”) established EBITDA must be achieved in order to establish funding for Incentive Comp payments under any Metric to occur (“EBITDA Funding”). If EBITDA Funding is achieved, funding for each Metric is independent and will be calculated based on the weighting noted above.

•    The Strategic Goals Metric will be based on actual performance against established goals, such as revenue growth, cost control, case or dollar volume, specific tasks to be accomplished, etc.

◦Minimum of 3 goals and a maximum of 5 goals are set by the functional Manager near the start of the Plan year.

◦The amount actually paid to an eligible employee based on attainment of the Strategic Goals will be determined by the Company in its sole discretion, and each Strategic Goal will be weighted as the Company determines in its sole discretion.

•The Committee shall determine the extent to which EBITDA and Net Revenue Metrics are achieved.

•The EBITDA Metric will fund on the following schedule, subject to the Company’s discretion, as described below:

% of EBITDA Achieved	% Funded
Below 93%	0%
93%	40%
94%	50%
95%	60%
96%	65%
97%	75%
98%	85%
99%	95%
100%	100%
-	-
105%	150%
-	-
110%	200%

Plan will fund incrementally at the rate 10% for every 1% of EBITDA achieved over 100%, up to a total payout of 200% performance against AOP.

•The amount funded based on attainment of the Net Revenue Metric will be determined based on the same schedule as EBITDA set out above. For example, if 98% of the Net Revenue Metric is achieved, 85% of the amount payable based on attainment of the Net Revenue Metric would be funded and eligible for payment.

•The amount funded based on attainment of the Strategic Goals Metric will be as follows: (i) if EBITDA Funding is achieved and the average of the EBITDA and Net Revenue Metrics achieved (based on the calculation of each Metric in accordance with the table above) is less than or equal to 100%, 100% of the Strategic Goals Metric would be funded and eligible for payment or (ii) if the average of the EBITDA and Net Revenue Metrics achieved is greater than 100%, the Strategic Goals Metric would be funded and eligible for payment at the same rate as the average of the EBITDA and Net Revenue Metrics achieved; provided, however, the amount funded and eligible for payment based on the Strategic Goals Metric will not exceed 150%. For example, if 100% of the EBITDA

Metric is achieved and 102% of the Net Revenue Metric achieved, the average would be 101% and the Strategic Goals Metric would be funded and eligible for payment at 110%.

•If EBITDA Funding is achieved and any eligible employee’s Incentive Comp payment is reduced in accordance with the Plan so that such eligible employee does not receive 100% of the Incentive Comp available to such employee for payout based on actual Metrics achieved as provided in this Plan (the “Un-Allocated Funds”), the Chief Executive Officer (“CEO”) may re-allocate the Un-Allocated Funds to other eligible employees who exceeded expectations during the Plan year; provided, however, that any re-allocation of Un-Allocated Funds to Senior Vice Presidents or above must be approved by the Committee; and provided further that no individual may receive greater than 150% payout related to Strategic Goals.

•Notwithstanding any term or condition contained in this Plan to the contrary,

•In the event that the Company does not achieve at least 93% of the EBITDA Metric, thereby disallowing funding under the Plan, the CEO may recommend to the Committee, for its approval, that a pool equal to up to 10% of target Incentive Comp, be distributed to deserving employees, at the discretion of the CEO or, in the case of executive officers, the Committee, at the time Incentive Comp payments would otherwise be paid pursuant to this Plan. In no event shall this provision result in the payment of more than 100% of the target Incentive Comp to any single eligible employee.

•The Committee may adjust the performance results for any Metric on account of extraordinary items or other events, as the Committee deems appropriate.

•Working with the funds available under the Plan and within the established guidelines, Managers will be able to differentiate final award payouts by performance as to Strategic Goals Metrics.

•Incentive Comp payouts may be adjusted up or down (or reduced to zero) based on an eligible employee’s annual performance rating.

•In addition, any and all Incentive Comp payouts under this Plan remain subject to Company discretion. The Company may reduce or eliminate any eligible employee’s Incentive Comp payment on account of overall individual or functional team performance, regardless of the extent to which any Metric has been achieved. Company achievement of the EBITDA or Net Revenue Metrics does not guarantee payment hereunder to any eligible employee.

Eligibility
For purposes of the Plan, “eligible” employees are designated as full time (30 hours or more), exempt (salaried), are in a position that has been designated as eligible for Incentive Comp under this Plan and do not participate in any other annual incentive compensation plan.

Designated employees are eligible to participate in the Plan if they meet the following criteria:

•Employees who commence employment or are promoted to an eligible position after January 1st and prior to October 1st of a Plan year will be eligible to participate in the Plan for that year. Incentive Comp will be pro-rated based upon their service date.

•Employees who remain employed by the Company but are transferred out of an eligible position on or before June 30th are not eligible to receive an Incentive Comp payment under the Plan for the year of transfer. Employees who are transferred out of an eligible position after June 30th will continue to be eligible to receive an Incentive Comp payment for the year of transfer, based on the portion of the Plan year the employee was employed in an eligible position.

•Employees hired or promoted to an eligible position on or after October 1 of a Plan year will not be eligible for Incentive Comp for that year.

•An Employee must be an active employee of the Company and on the payroll as of the date on which the applicable Incentive Comp is paid.

•As consideration for being eligible for receipt of Incentive Comp in any Plan year, an employee must have executed and delivered to the Company a mutually agreed form of Confidentiality Agreement and any other agreement requested by the Company in connection with such employee’s employment.

Eligible Income
•Any sums paid to an eligible employee that are other than base salary payments will not be included in an Incentive Comp payment calculation.

•The Incentive Comp payment will be pro-rated for any approved unpaid leave of absence lasting 4 consecutive weeks or more, to the extent permitted by law.

•If during a Plan year, an employee becomes Incentive Comp eligible after January 1st and prior to October 1st, or changes from Incentive Comp eligible to non-Incentive Comp eligible after June 30th, actual salary for the period of employment, while in an Incentive Comp eligible position, paid during the Plan year will be the salary used for Incentive Comp calculation purposes. Thus, a person who has been hired at a base salary of $100,000 on September 30 and was paid
$25,000 in salary (1/4 of base salary for working 1/4 of the year) during the Plan year and had a 20% Incentive Comp level, assuming 100% of each Metric is achieved, would be eligible for an Incentive Comp payment of $25,000 x 20% or $5,000 for the short year.

Payment of Incentive Comp under the Plan
Incentive Comp will be paid, if at all, after completion of the audit by the Company’s independent auditor of the annual financial statements for the applicable Plan year, which the Company anticipates, but cannot ensure, will be around the middle of March of the successive year.

Amendment and Termination of the Plan
The Company reserves the right to amend, modify, suspend or terminate this Plan in whole or in part at any time without advance notice to or prior approval of the Plan participants. Eligibility for participation in the Plan in one year does not confer upon any participant eligibility to participate in any subsequent year.

Additional Information
•Incentive Comp payments will not be treated as compensation for purposes of any of the Company’s employee benefit plans or programs, unless otherwise provided in such employee benefit plan or program.

•Participation in the Plan is not a guarantee of any particular level of compensation or of continued employment for any period. Nothing in the Plan interferes with the Company’s right to terminate an employee’s employment for any reason or no reason at any time.

•The Company will withhold from any payments under the Plan an amount to satisfy applicable federal, state and local tax withholding requirements. Payments under the Plan are intended to be exempt from or comply with Section 409A of the Internal Revenue Code. However, the Company shall not be liable for any taxes, penalties, interest or other expenses that may be incurred by a participant on account of non-compliance with Section 409A of the Code.

•The Plan will be construed, administered and governed in all respect in accordance with the laws of the State of Delaware, without reference to principles of conflicts of laws.